

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

March 12, 2008

Marvin Watson
Chief Executive Officer
Maxim TEP, Inc.
9400 Grogan's Mill Road, Suite 205
The Woodlands, Texas 77380

     Re: Maxim TEP, Inc.
            Registration Statement on Form 10
            Filed February 12, 2008
            File No. 000-53093

Dear Mr. Watson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file all omitted exhibits as soon as practicable.

2.   Please note that the Form 10 registration statement will become automatically
       effective 60 days from the date of the first filing on Edgar. See Section 12(g)(1)
       of the Securities Exchange Act of 1934. Upon effectiveness, the company will
       become subject to the reporting requirements of the Securities Exchange Act of
       1934, even if we have not cleared all comments.

3.   Where comments on one section also relate to disclosure in another section,
       please make parallel changes to all affected disclosure. This will eliminate the
       need for us to repeat similar comments.

4.   Please ensure that your amended filing conforms to the format, captions and item
       numbers of Form 10. It appears that the item numbers and captions in your filing
       follow those set forth in Form 10-SB, which has been rescinded. In addition,
       please provide the newly required disclosure and checkbox regarding your status
       as a large accelerated filer, accelerated filer, non-accelerated filer or smaller
       reporting company.

5.   We note your disclosure on your website regarding the role that your subsidiaries
       Maxim TEP Financial, LLC and MTEP Land and Mineral Management, LLC
       serve in your corporate structure. Please provide such disclosure in your filing.

6.   Please furnish the selected financial data as required by Item 301 of Regulation S-
       K and quantitative and qualitative disclosures about market risk as required by
       Item 305 of Regulation S-K.

Forward Looking Statements, page 2

7.   You are not currently subject to the reporting requirements of Exchange Act
       Sections 13(a) or 15(d). Therefore, the safe harbor the Private Securities
       Litigation Reform Act of 1995 provides does not apply. If you retain this section,
       please revise it to eliminate references to Section 21E of the Securities Exchange
       Act of 1934 and any suggestion that the statements to which you refer are
       "forward looking statements" within the meaning of federal securities law. We
       refer you to Exchange Act Section 21E in general and Section 21E(a)(1) in
       particular.

Item 1. Description of Business, page 2

Phase Two- Development Phase, page 3

8.   Please update the disclosure under this section to reference the number of wells and fields you have drilled as of the most recent practicable date in 2008. If none have been drilled, revise to indicate this fact and specify the reasons (i.e. shortage of drilling rigs, lack of funding, etc.) for the delay. In revising your disclosure, please give consideration to our subsequent engineering comment on the appropriateness of inclusion of some of the wells in the table on page 4.

Hospah, Lone Pine & Clovis…, page 5

9.   You state your intention to re-enter several wells for testing, evaluation, and production. You also indicate that your preliminary assessments "of leases acquired…indicate favorable oil and natural gas production potential from previously drilled and completed wells." Given that it does not appear that you have re-entered and evaluated the wells, please provide us with objective support for the statements you make. Alternatively, remove such statements regarding possible potential recovery.

Distribution Methods, page 9

10.   We note your disclosure regarding your agreements with some of your oil purchasers, and your distribution agreements with your natural gas purchasers. If such agreements are material contracts under Item 601(b)(10) of Regulation S-K, please file them as exhibits to your filing. For example, it would appear that your agreements with your significant customers identified on page 10 would be material contracts.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

11.   Please provide prominent disclosure under "Going Concern" on page 16 and "Liquidity and Capital Resources" on page 23, that, as disclosed in Note 1 to your financial statements, you have no future borrowings or funding sources available under existing financing arrangements.

12.   Update your disclosure regarding the sale of the South Belridge field and the amounts outstanding (principal and interest) under the debt facility provided to the company by Maxim TEP, plc.

13.   In this section, you sometimes refer to two or more factors that contributed to material changes over the reported periods. Revise to quantify the amount of the

changes contributed by each of the factors or events that you identify as they relate to revenues, operating expenses and other income or expenses. Instead of simply using the terms "primarily" or "the majority" to describe changes, quantify the amount of the change that is attributable to the primary source you identify. See Section III.D of SEC Release 33-6835 (May 18, 1989). For example, please provide more detail for the increase in operating expenses during the nine months ended September 30, 2007, and please describe the extent to which the downtime due to drill stem reconditioning and mud pump repairs contributed to the increase in drilling operating expenses.

14.   Please address in this section the decrease in costs and expenses attributable to exploration costs and revenue sharing royalties in the nine months ended September 30, 2007.

Off Balance Sheet Arrangements, page 25

15.   Clarify the circumstances in which overriding revenue interests and revenue sharing arrangement interests are granted "from time to time." Specify for example, who makes the determination of when to provide such interests, to whom and in what percentage such interests should be granted. We may have further comment.

16.   Please disclose why you issued a 1% overriding revenue interest ("ORRI") to Board member Harvey Pensack on Days Creek, and issued an additional ORRI on this field to: Robert L. Newton 1.5%; Frank Stack 1.5%; and Michael Walsh 1%, as disclosed on page 25. In addition, please disclose why you granted a 10% ORRI on one well located within the field named the Jones Number One to Robert L. Newton in the Stephens field.

17.   If material to an understanding of the company's net overriding royalty interests held in a field, please express as a percentage of the total interest you own, the ORRIs "that [you] assumed with the acquisition of each property."

Financing Arrangements, page 25

18.   We note your disclosure that "so as to maintain [your] leases on [your] fields," you are projecting a drilling and development budget of $38 million for 2008. Please disclose how any failure to raise such funds will affect your interests in such leases.

19.   With respect to the convertible notes that are collateralized by your oil and gas property in the Days Creek Field, please reconcile the statement that you have extended the maturity date of these notes payable to April 30, 2008 with disclosure in the notes to the financial statements indicating that the extension of

the maturity date was through February 1, 2008. Please also file as an exhibit the agreements for such extension.

South Belridge Field, Greater European Fund, Orchard Petroleum, page 26

20.   You disclose that you are currently in default with respect to the notes payable to Maxim TEP, plc. If appropriate, revise here and in the table on page 44 to disclose the effective rate of interest that is applicable given your default. In this regard, we refer you to Section 6 of Exhibit 10.19 and Section 2.7 of Exhibit 10.20 which specify the default rate of interest that may apply in the circumstances specified in the notes.

Item 5. Directors and Executive Officers, page 34

Business Experience and Background of Directors and Executive Officers, page 34

21.   Please disclose the business experience during the past five years of Messrs. Marvin, Landers and Pensack, including such person's principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. With respect to the business experience of Mr. Marvin, please provide a brief explanation of the nature of the responsibility undertaken by him in such prior positions during the past five years. See Item 401(e) of Regulation S-K.

Director Independence, page 37

22.   Please clarify whether you currently have any independent directors. If so, please identify such independent directors.

Item 6. Executive Compensation, page 38

23.   Please provide information regarding the compensation that you paid to your executive officers and directors during fiscal year 2007. Such information should include, among other information, any payments made to Messrs. Williams, Maggio and Sepos upon the termination of their employment.

24.   Given the departure of Messrs. Williams, Maggio and Sepos, please update your disclosure regarding their employment agreements. Because such agreements governed executive compensation earned or paid during your fiscal year 2007, please file such agreements as exhibits.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 40

Related Party Transactions, page 40

25.   For the promissory notes issued in 2004, please disclose the amount outstanding as of the latest practicable date, the amounts of principal and interest paid and the applicable interest rate. See Item 404(a)(5) of Regulation S-K. Similarly, please disclose the amount outstanding as of the latest practicable date and the amounts of principal and interest paid for the promissory notes issued in 2006 in the aggregate principal amount of $3,969,472.

26.   Please clarify whether the 37% net revenue interest on the promissory notes that was granted to the directors and officers you reference is the same as the revenue sharing arrangement interests disclosed on page 41. If they are distinct interests, please revise your disclosure to clarify the extent of the differences.

27.   Please disclose, on an individual basis, the shares that you sold to Messrs. Warner, Pensack and Fusz during 2006 and 2005.

28.   Please ensure that you include in this section all related party transactions that are required to be disclosed under Item 404(a) of Regulation S-K, including those described in Note 8 (Related Party Transactions) to your financial statements and Item 4 (Recent Sales of Unregistered Securities). For example, we note the disclosure in Note 8 regarding consulting fees paid to Board members and officers during the nine months ended September 30, 2007.

29.   We note the rate of interest on the convertible promissory notes issued to Mr. Pensack. For all transactions listed in this section, please disclose whether the terms of the transaction were on terms that would have been made between unaffiliated third parties.

30.   Please disclose the terms of your joint venture agreement with Carl Sanders that you entered into in February 2004 and filed as Exhibit 10.17.

Item 8. Description of Securities, page 42

Convertible Promissory Notes, page 43

31.   Your disclosure should contain a complete and accurate summary of the terms of the notes. For example, quantify in dollar terms, if possible, the amount of net revenue interest paid as of the most recently completed fiscal year end to any of the holders of convertible notes identified in the table on page 44. Similarly, given your ongoing default on the notes payable to Maxim TEP, plc, please

       supplement your disclosure to summarize all material consequences to you arising from your continued default on the notes, inclusive of the remedies available to the creditors.

Part II

Item 1. Market Price of and Dividends on the Company's Common Equity and Related Stockholder Matters, page 46

32.   Please present the equity compensation plan information required by Item 201(d) of Regulation S-K. For example, such disclosure should include, among other things, the number of securities to be issued upon exercise of outstanding options, warrants and rights under equity compensation plans approved by security holders.

Report of Independent Registered Public Accounting Firm, page F-28

33.   We note that your audit report does not contain a signature of the firm that audited your financial statements. Please ask your auditors to re-issue the report with a signature.

Financial Statements, page F-29

34.   We note that you have included audited financial statements, including balance sheets as of December 31, 2006 and 2005, and the related statements of operations, cash flows and stockholders' deficit for the years then ended. However, Rule 3-02 of Regulation S-X requires three years of audited statements of income and cash flows. Also, please update your financial statements to comply with Rule 3-12(d) of Regulation S-X.

Consolidated Statements of Operations, page F-31

35.   We note that you recorded "Loss on disposal of rigs" and "Penalties for late payments to operator" as "Other expense" for the year ended December 31, 2006. Since you report drilling revenues as an operating activity in total revenues, it appears you should also report disposal losses within the measure loss from operations, in accordance with paragraph 45 of SFAS 144. Similarly, the item penalties for late payments to operator appears to be an operating expense and should be included as an expense above Loss from operations in accordance with Rule 5-03(b)(2) of Regulation S-X.

Note 3 – Oil and Natural Gas Properties, page F-46

36.   We note your disclosure explaining that you acquired Ergon Exploration in December 2005 for $7.5 million, also indicating that the audited financial statements of this business for the two years prior to the acquisition date were not available. It appears that these properties underlying the interests acquired were producing at the time of acquisition. Please explain how you evaluated the significance of the acquisition under Rule 3-05 of Regulation S-X in concluding that financial statements would not be required for 2005, after you update to include you historical results for 2007, if that is your view. You may wish to consider the guidance in SAB Topic 2:D, IRQ 7, in determining whether statements of revenues and direct expenses would suffice for significant acquisitions.

Please review all of your acquisitions, provide us with an analysis of their significance, and discuss the possible need to include financial statements of the acquired businesses or producing properties to comply with Rule 3-05 of Regulation S-X.

Note 13 – Commitments and Contingencies, page F-69

37.   We note that there is a legal action being pursued against you for damages resulting from oil and gas operations in the Delhi Field in Richmond Parish, Louisiana; and that as part of the acquisition, you agreed to indemnify predecessors in title, including its grantor, against ultimate damages related to the prior operations. It does not appear that you have accrued for any loss contingencies relating to this field. Please identify the factors that you considered in determining that a loss was neither probable nor estimable, and that you could not estimate the range of reasonably possible loss for this pending litigation, if true, using the guidance of paragraph 33 of SFAS 5 and paragraph 3 of FIN 14.

Exhibits

38.   Please file as an exhibit the March 2007 amendment to your incentive compensation plan.

Engineering Comments

General

39.   Please provide us with a copy of your reserve report as of September 30, 2007. If possible, please provide this on CD ROM. If you would like this information to be returned to you, please follow the guidelines in Rule 12b-4 under the Exchange

Act of 1934. See also Rule 83 under the Freedom of Information Act if you wish to request confidential treatment of that information.

History and Development, page 2

Phase Two – Development Phase, page 3

40.   You indicate that the planned drilling and enhancements assume a number of things, one of which, is the availability of land. To the extent that you have included wells in the table of 2008 planned wells that are not on land you currently lease or own, please remove those wells from the table as they are not reasonably certain of being drilled in 2008.

Description of Fields, page 4

41.   For your principal properties, such as the Marion, Day Creek, Delhi, Hospah, Lone Pine, Clovis, Belton, S. Belridge, and Stephens fields please disclose all of the information required by Instruction 3 of Item 102 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 14

Impairment of Oil and Natural Gas Properties, page 17

42.   You state that you took impairments in 2005 and 2006 due to your evaluation of the South Belridge property. Tell us if you also revised your proved reserves on this property in each of these years, and if so, the amount of those revisions and the year in which they were taken, and the reasons for the revisions. If you did not take any such revisions, tell us why not.

43.   We note your press release dated September 16, 2005 on the South Belridge field where you imply that this parcel could accommodate up to1,000 wells and that the initial 300 wells would ultimately produce an average of at least 100 barrels per day. Please tell us the basis for these projections, and why you decided to take an impairment less than three months later on the same property.

Financing Arrangements, page 26

44.   You state that you sold a production payment in order to fund the purchase of the Marion Field and this will be paid back from the production from that field. Please tell us how you attributed the production volumes that will toward the production payment in terms of reported production and reserve volumes.

Supplementary Financial Information on Oil and Natural Gas Exploration, Development and Production Activities, page F-71

Oil and Natural Gas Reserves, page 72

45.   We note that in 2005 you produced 10,816 barrels of oil and 32,061 MMcf of natural gas and in 2006 you produced 16,167 barrels of oil and 313,423 MMcf of natural gas. Please tell us how much you produced in 2007.

46.   There are significant changes in the year to year reserve table for oil and gas. Please amend your document to include appropriate explanations for all significant reserves changes. Please see paragraph 11 of SFAS 69.

Standardized Measure, page F-73

47.   Please reconcile for us that your estimated future operating expenses are $15.14 per oil equivalent barrel but that in 2006 your actual expenses were $23.75 per oil equivalent barrel.

***

Closing Information

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with any engineering questions. You may contact Nasreen Mohammed at (202) 551-3773 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.   Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Murphy
        N. Mohammed
        K. Hiller
        M. Duru
        L. Nicholson

        <u>Via facsimile</u>
        Bryce Linsenmayer, Esq.
        (713) 236-5540